Exhibit 15.3

1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

June 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3233

Attn:                    Sara von Althann

Bryan Hough

Jeffrey Lewis

Wilson Lee

Re:                             MogulREIT I, LLC

Draft Offering Statement on Form 1-A

Submitted April 7, 2016

CIK No. 0001669664

Ladies and Gentlemen:

On behalf of MogulREIT I, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 6, 2016 relating to the Company’s Draft Offering Statement on Form 1-A (File No. 367-00040; CIK No. 0001669664) confidentially submitted to the Commission on April 7, 2016 (the “Offering Statement”).

The Company is concurrently confidentially submitting via EDGAR Confidential Submission No. 2 of the Offering Statement (“Submission No. 2”), marked in accordance with Rule 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Submission No. 2.  Except as otherwise specifically indicated, page references herein correspond to the page of Submission No. 2.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

U.S. Securities and Exchange Commission

June 6, 2016

General

1. We note that you have included disclosure indicating that you may invest in commercial mortgage-related instruments and assets that are related to one or more underlying commercial real estate projects.  We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and advises the Staff that it expects to qualify for the exemption from regulation as an investment company afforded by Section 3(c)(5)(C) (“Section 3(c)(5)(C)”) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”  The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C).  The Staff has stated that it would regard an issuer as being engaged primarily in such business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. NAB Asset Corp., SEC No-Action Letter (June 20, 1981).  The Company expects to hold commercial mortgage loans and other commercial real estate-related assets described below.

Pursuant to the foregoing, the Company will treat its first mortgage loans, subordinated mortgage loans (“B-Notes”), and mezzanine loans and participations therein as Qualifying Assets, as more fully described below.

•                  First Mortgage Loans. The Company will hold first mortgage loans that are fully secured by real estate.

•                  B-Notes. The Company will hold B-Notes meeting the following criteria:

U.S. Securities and Exchange Commission

June 6, 2016

•                  The Company will perform the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•                  the B-Notes will be fully secured by real property;

•                  the B-Notes will provide the Company with the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower;

•                  the Company will have approval rights in connection with any material decision pertaining to the administration and servicing of the mortgage loan and with respect to any material modification of the mortgage loan agreements; and

•                  in the event the mortgage loan becomes non-performing, the Company will have effective control over the remedies relating to the enforcement of the mortgage loan including ultimate control of the foreclosure process. Capital Trust, Inc. SEC Staff No-Action Letter (Feb. 3, 2009).

•                  Mezzanine Loans and Participations Therein. The Company will hold mezzanine loans and participations in mezzanine loans meeting the following criteria:

•                  the mezzanine loans will be Tier 1 loans;

•                  the mezzanine loans will be made specifically and exclusively for the financing of real estate;

•                  the mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

•                  the Company will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);

•                  the Company as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

U.S. Securities and Exchange Commission

June 6, 2016

•                  the true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and

•                  the Company will have the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property. Capital Trust, Inc. SEC Staff No-Action Letter (May 24, 2007).

The Company intends to treat other assets, including equity interests in companies that own real estate, and preferred equity in commercial real-estate debt securities such as commercial mortgage-backed securities and collateralized debt obligations, and interests in publicly traded real estate investment trusts as Real Estate Related Assets.  The Company will invest and hold at least 55% of its total assets in Qualifying Assets, and at least 80% of its total assets in a combination of Qualifying Assets and Real Estate Related Assets.  The Company will monitor its holdings under the 55% test and the 80% test to comply with Section 3(c)(5)(C) and related guidance.

In the future, the Company may hold some or all of its non-cash assets in wholly-owned or majority-owned subsidiaries (“Subsidiaries”).  In such a case, the Company would structure its assets and monitor its holdings to qualify for the exclusion from regulation as an investment company provided by Section 3(c)(6) (“Section 3(c)(6)”) of the Investment Company Act, which excludes from the definition of an investment company any company primarily engaged, directly or through majority-owned subsidiaries, in a business, among others, described in Section 3(c)(5)(C).  The SEC has indicated that Section 3(c)(6) requires a company to hold at least 55% of its assets in, and derive at least 55% of its income from, a Section 3(c)(5)(C) business (among other potential businesses).  Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies, 1940 Act Release No. 17682, n. 33 (Aug. 17, 1990).  To the extent the Company chooses to hold its real estate investments through Subsidiaries, the Company will comply with the requirements of Section 3(c)(6) by holding at least 55% of its assets in, and deriving at least 55% of its income from, a combination of interests in its Subsidiaries and directly held Qualifying Assets and Real Estate Related Assets.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

U.S. Securities and Exchange Commission

June 6, 2016

RESPONSE TO COMMENT 2:

The Company respectfully advises the Staff that it has carefully considered the tender offer rules under the Securities Exchange Act of 1934, as amended and the relief granted in prior no action letters with respect to the Company’s share repurchase program.

3. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

RESPONSE TO COMMENT 3:

The Company respectfully advises the Staff that it has carefully considered the requirements of Regulation M and the class relief granted in the letter to Alston & Bird LLP dated October 22, 2007 with respect to the Company’s share repurchase program.

4. We note your disclosure on page 4, describing your management team’s experience in the commercial real estate sector, and your risk factor disclosure under the heading “We have no prior operating history, and the prior performance of Realty Mogul, Co. or other real estate investment opportunities sponsored by Realty Mogul, Co. may not predict our future results.”  Please revise to include the prior performance disclosure required by Item 8 and Appendix II of Industry Guide 5, or provide a detailed explanation as to why you do not believe such disclosure is required.  Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

RESPONSE TO COMMENT 4:

The Company respectfully advises the Staff that it has revised pages 20 and 29 of Submission No. 2 to remove the term “prior performance.”  Additionally, the Company advises the Staff that it has not included any performance information in the Offering Statement as any such information would not be meaningful to an investor for the reasons described below.

Realty Mogul does not operate in a manner similar to a traditional asset manager.  It does not invest capital on behalf of clients or advise clients on which investment opportunities are right for them.  Instead, it has created a platform to host real estate investment opportunities.  In managing this platform, Realty Mogul is not selecting investment opportunities in the way that an asset manager selects investments.  Rather, a sponsor comes to Realty Mogul to present an investment opportunity for the platform.  The Realty Mogul team evaluates the opportunity, conducts due diligence, and if the investment seems to be one that would generate interest among potential accredited investors, Realty Mogul approves it for listing on the platform.  Because Realty Mogul does not operate like an asset manager, the Company believes that its operations do not qualify as a “program” and that it has not developed a “track record,” as such terms are defined in Industry Guide 5.

U.S. Securities and Exchange Commission

June 6, 2016

The Company respectfully advises the Staff that it does not believe that the prior performance disclosure required by Item 8 of Industry Guide 5 is applicable to the Company, as Realty Mogul has not sponsored any programs within the meaning of Industry Guide 5.  The Company believes that in order to qualify as a program that would create a meaningful track record for potential Company investors, Realty Mogul’s prior activities must constitute an investment program or an investment-like program.  Realty Mogul establishes and operates special purpose vehicles that each invest in a single real estate opportunity.  Similarly, Realty Mogul offers borrower payment dependent notes, which are debt investments that pay principal and interest if, and only if, Realty Mogul receives sufficient cash flow from a single designated loan to make those principal and interest payments.  Realty Mogul’s platform hosts these special purpose vehicles and borrower payment dependent notes and permits accredited investors to invest in them.  For each loan or equity investment, Realty Mogul (or its controlled special purpose vehicle) acquires and owns the investment.  However, Realty Mogul does not make any investment decision to acquire these loans and instruments.  As discussed above, Realty Mogul’s business is to permit accredited investors to make their own decisions to invest indirectly in these instruments.  Realty Mogul holds the instruments only to facilitate that business, not as part of an investment program.  As such, the Company respectfully submits that Realty Mogul’s prior activities do not constitute a program as is contemplated by Item 8 of Industry Guide 5.

Furthermore, even if the real estate opportunities posted on Realty Mogul’s platform were deemed to be programs, Realty Mogul would still not have a track record within the meaning of Industry Guide 5.  According to Release No. 34-18161, a sponsor’s past experience in forming and managing programs is known as the sponsor’s track record.  The Company respectfully advises the Staff that Realty Mogul does not believe that its prior operations fit within the definition of a sponsor’s track record because Realty Mogul does not manage programs in the traditional sense contemplated by this definition.

Traditional asset managers invest capital on behalf of clients and advise clients on which investment opportunities are right for them.  The Company believes that these aforementioned activities are hallmarks of managing a program in a way that would create a track record.  As discussed above, Realty Mogul does not undertake these investment activities for clients.  Fundamentally, Realty Mogul is a real estate investment marketplace, connecting real estate developers and sponsors with providers of capital.  As such, the Company respectfully submits that Realty Mogul’s prior activities have not generated a track record as is contemplated by Item 8 of Industry Guide 5.

U.S. Securities and Exchange Commission

June 6, 2016

The Company supplementally advises the Staff that, as part of this Submission No. 2, the Company has included a number of non-investment return metrics, including the number of loans and other deals posted to the platform and the aggregate value of those deals.  The Company has included these metrics as they relate to the experience of the executive officers of our Manager and the anticipated ability of the Company to source investment opportunities.  For the reasons discussed above, the Company has not included any investment return information in the Offering Statement.

Prospectus Front Cover

5. We note your disclosure under “Management Compensation” indicating that Realty Mogul, Co. will provide funding to your Sponsor to pay a sales commission to the applicable broker-dealer for its services in the sale of your shares.  Please revise your tabular disclosure to reflect this sales commission.

RESPONSE TO COMMENT 5:

The Company has amended the offering circular cover page of Submission No. 2 in accordance with the Staff’s comment.

6. Please revise your offering circular cover page to briefly identify the most significant risk factors involved in the purchase of the common shares.  Refer to Item 1.D. of Industry Guide 5.

RESPONSE TO COMMENT 6:

The Company has amended the offering circular cover page of Submission No. 2 in accordance with the Staff’s comment.

Questions and Answers About This Offering

Questions About Your Performance

How will the Company’s NAV per share be calculated?, page 13

7. You state that your affiliates’ accountants will calculate NAV per share.  Please clarify if you refer to your outside independent accountants, and if so, please confirm whether you intend that your quantitative NAV disclosures will be expertised.  If your NAV disclosures will be expertised, please file the third party consent and revise your expert section to identify the expert and the disclosures being expertised.

U.S. Securities and Exchange Commission

June 6, 2016

RESPONSE TO COMMENT 7:

The Company respectfully advises the Staff that the Company’s affiliates’ accountants that will calculate NAV per share are employees of our affiliates and not outside independent accountants.  In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 21, 24, 61, 120, 121 and 158 to clarify that NAV per share will be calculated by the Company’s affiliates’ employees.

Management, page 74

8. We note your disclosure that you will operate under the direction of your Manager.  We further note your disclosure on page F-8 stating that your stockholders will receive dividends when authorized by your board of directors.  Please clarify whether you expect to have a board of directors.  To the extent that you do not expect to have a board of directors, please include a risk factor regarding the lack of a board of directors or, alternatively, provide us with an explanation as to why such disclosure is not material.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has revised page F-8 of Submission No. 2 to clarify that it does not have a board of directors and that its Manager will authorize the issuance of dividends.  The Company supplementally advises the Staff that risks related to its corporate governance structure are included on pages 45 and 58 of Submission No. 2.  Additionally, the Company has revised the disclosure on page 58 regarding the lack of a board of directors in accordance with the Staff’s comment.

Executive Officers of our Manager, page 78

9. Please revise your disclosure to include the disclosures required by Item 401(e) of Regulation S-K, including the names of each executive officer’s previous employers and dates of employment for the past five years.

RESPONSE TO COMMENT 9:

The Company has revised pages 78 and 79 of Submission No. 2 in accordance with the Staff’s comment.

Management Compensation, page 82

10. Please disclose the estimated broker sales commission and asset management fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time.

U.S. Securities and Exchange Commission

June 6, 2016

RESPONSE TO COMMENT 10:

The Company has revised pages 17, 18, 82 and 83 of Submission No. 2 in accordance with the Staff’s comment.  The Company also supplementally advises the Staff that the estimated broker sales commission, assuming the maximum amount of this offering is raised, is $175,000.  The Company has disclosed that it will pay up to a 0.35% commission to its applicable broker executing the sale.  Similarly, the estimated asset management fee, assuming the maximum amount of this offering is raised and the Company utilizes leverage of 25% (the high end of the Company’s disclosed target leverage range), is $625,000.  The Company has disclosed that the Manager will charge a 1% asset management fee for managing the Company and its investments.

The Company supplementally advises the Staff that the sales commission will not be paid by the Company or its investors.  The Company also advises the Staff that the Company has disclosed in the “Management Compensation” section of the Offering Statement a number of other fees that may be paid to our Manager and its affiliates based upon the Company’s operations.

11. We note that you are required to reimburse your Manager for expenses incurred by Realty Mogul, Co. on behalf of you or your Manager in performance of services under the shared services agreement.  Please provide us with further information regarding these expense reimbursements, including whether you will be required to reimburse your manager for employee costs of Realty Mogul, Co. or its affiliates.

RESPONSE TO COMMENT 11:

The Company respectfully advises the Staff that the Company will reimburse the Manager and any of its affiliates for out-of-pocket expenses, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with the aforementioned expenses, that are incurred on the Company’s behalf.  The Company will not reimburse the Manager for any employee costs incurred on the Company’s behalf by Realty Mogul, Co. or the Manager.  The Company has revised its disclosure on pages 6, 19 and 85 in accordance with the Staff’s comment.

Conflicts of Interests

Our Affiliates’ Interests in Other Realty Mogul Entities

Allocation of Investment Opportunities, page 87

12. We note your disclosure on page 6, stating “Realty Mogul, Co. intends to establish a number of real estate investment trusts that will be similar in structure to ours.”  Please provide additional disclosure regarding how your Manager and its affiliates will allocate investment opportunities that are suitable for you, future REITs they establish, and the Realty Mogul Platform.

U.S. Securities and Exchange Commission

June 6, 2016

RESPONSE TO COMMENT 12:

The Company advises the Staff that the same rules for allocating investment opportunities between the Company and the Realty Mogul Platform described in the Offering Statement will be used to allocate opportunities between any future real estate investment trusts established by Realty Mogul, Co. (“Future REITs”) and the Realty Mogul Platform.  The Company also advises the Staff that the Manager will manage any Future REITs.  The Manager will allocate investment opportunities among the entities based on: the appropriateness of each investment opportunity to the investment policies of the Company and the additional REIT; the diversification and current asset concentration of each entity; the amount of capital available to each entity at the time an investment is presented; and other similar factors.  To the extent that, based on these factors, an investment opportunity is an appropriate investment for any of the Future REITs and/or the Company, then the Manager’s investment committee will allocate the new investment opportunity to the Company or any Future REIT based on which entity has gone the longest period of time without making an investment.  However, the Manager may choose to deviate from this allocation policy if the policy will cause the applicable entity to be out of compliance with its exemption from the Investment Company Act and/or the Internal Revenue Service requirements for REITs, or based on other factors that affect whether an investment is in the best interest of the Company or any Future REIT.  The Company has revised page 77 of Submission No. 2 to clarify these allocation principles.

Description of Our Common Shares

Distributions, page 110

13. We note your disclosure in this section stating “we will make certain payments to our Manager and dealer manager for services provided to us.”  We further note your disclosure on page 17, stating “The Company will not pay our Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of our common shares.”  Please revise to reconcile these statements, or advise us why no such reconciliation is needed.

RESPONSE TO COMMENT 13:

The Company advises the Staff that the Company may make payments to its Manager or its affiliates for services related to the Company’s operations, but will not pay its Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of its shares.  The Company has revised the disclosure on page 111 to clarify this distinction in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

June 6, 2016

Valuation Policies, page 120

14. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

RESPONSE TO COMMENT 14:

The Company supplementally submits our template for future NAV disclosures, attached hereto as Exhibit A.

Plan of Distribution, page 154

15. We note your disclosure that your shares will be offered by “associated persons.”  Please name the “associated persons” who will offer the securities and, if applicable, the basis on which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934, or advise.

RESPONSE TO COMMENT 15:

The Company advises the Staff that it does not intend to rely on the safe harbor of Rule 3a4-1 under the Securities and Exchange Act of 1934, as amended (the “Rule”) for any of its “associated persons,” as defined in the Rule.  The Rule provides a safe harbor exemption from the requirement to register as a broker for “associated persons of an issuer” who are involved in the distribution of the issuer’s securities, provided they meet certain requirements set forth in the Rule.  Registered representatives of North Capital Private Securities Corporation (“NCPS”) and Mogul Securities, LLC (“Mogul Securities”), which are both registered broker-dealers and Financial Industry Regulatory Authority, Inc. member firms, will be solely responsible for the distribution of the Company’s common shares. Certain registered representatives of both NCPS and Mogul Securities are also employees of Realty Mogul, Co., an affiliate of the Company, and may be involved in the offering of the Company’s common shares.  Any involvement by these registered representatives in the offering and distribution of the Company’s common shares will be in connection with their employment as registered representatives of NCPS and/or Mogul Securities, and their conduct will be supervised by NCPS and/or Mogul Securities, as applicable.  Because these individuals will be appropriately registered and supervised as brokers, the Company is not relying on the safe harbor of the Rule for any of its associated persons.  The Company supplementally advises the Staff that the following associated persons of the Company, who are currently employed by a Company affiliate, are also registered representatives of Mogul Securities and/or NCPS, and may be involved in the offering of the Company’s common shares:

Registered with Mogul Securities:

•                  Jilliene Helman (CRD No. 6269130)

•                  Justin Hughes (CRD No. 6283096)

U.S. Securities and Exchange Commission

June 6, 2016

•                  Ryan Sakamoto (CRD No. 6539760)

•                  Kevin Breard (CRD No. 4701414)

Registered with NCPS:

•                  Heath Binder (CRD No. 5059014)

•                  Brian Sigler (CRD No. 5697700)

•                  Allen Blankenship (CRD No. 2380389)

•                  Alex Ramani (CRD No. 6229604)

•                  Jilliene Helman (CRD No. 6269130)

•                  Justin Hughes (CRD No. 6283096)

The Company has revised page 154 of Submission No. 2 in accordance with the Staff’s comment.

****

Please direct your questions or comments regarding this letter or Submission No. 2 to the undersigned at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert Rosenblum
Robert Rosenblum, Esq.

cc:                                Jilliene Helman

Ryan Sakamoto, Esq.

RM Adviser, LLC

Michael Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Appendix A

MogulREIT I, LLC

Quarterly Pricing Supplement

As of          , 20  , our NAV per common share is $     . This NAV per common share shall be effective through          , 20  , unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	Month Day, Year	Month Day, Year
ASSETS:
Cash and cash equivalents
Interest receivable
Deferred offering costs
Total assets

LIABILITIES:
Accounts payable
Distribution payable
Accrued Expenses
Other Liabilities
Total liabilities
NET ASSETS	$	$
Net assets consist of:
Member’s Equity	$	$
Additional paid in capital
Retained earnings
NET ASSETS	$	$
NET ASSET VALUE PER SHARE	$	$

As described in “Valuation Policies” in our offering circular, our affiliates’ internal accountants calculate our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate investments, including related liabilities, based on performance, outstanding principal balance, market default rates, discount rates, loss severity rates, and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimated accruals of our operating revenues and expenses.

The calculation of our NAV per common share is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per share may not fully reflect the precise amount that might be paid for your shares in a market transaction. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily so that the NAV per share in effect for any fiscal quarter may not reflect the amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per share to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an offering circular supplement and on the Realty Mogul Platform website as promptly as reasonably practicable.

Our current NAV per common share can also be found on the Realty Mogul Platform website, www.realtymogul.com.

[Historical Share Pricing Information]*

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from       , 20   to         , 20

Date	NAV per share
, 20	$
, 20	$
, 20	$
, 20	$
, 20	$

*as applicable